PART II

Statements Regarding Forward-Looking Information and Figures.

This annual report on Form 1-K contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-K and under the heading “Risk Factors” in our Offering Circular dated December 30, 2024, a copy of which will be available below, as well as from time to time in our other filings with the Securities and Exchange Commission, including, 253(g)(2) filing dated March 5, 2025 and Form 1-U dated March 5, 2025, in all cases, which are incorporated herein by reference.

Offering Circular: https://www.sec.gov/Archives/edgar/data/1837189/000173112224002066/e6246_1aa7.htm.

Item 1. Business. Background Overview

PFG Fund V, LLC (the “Company”) was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado, Wisconsin, Washington DC, and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

As of September 1, 2024, our previous auditor, Spiegel Accountancy Corp. (“Spiegel”), merged practices into Cathedral CPAs & Advisors, LLP (“Cathedral”), and Cathedral has assumed the role as an auditor of the Company. Neither Spiegel nor Cathedral have resigned or declined to stand for re-appointment, or have been dismissed by the Company nor does this merger affect the audit procedures performed or the conclusions reached by the predecessor firm.

Through our affiliation with Pine Financial Group, Inc. (“Pine Financial”), we have access to a large database of potential borrowers, which currently stands at approximately 5,400 in Colorado and 1,600 in Minnesota, and plan to make short-term secured rehab loans (“Hard Money Loans” or “Loans”) to these potential borrowers and other borrowers. This database was compiled by collecting email addresses from people that have shown interest in our loan or in fixing and flipping houses. These email addresses have come from offline networking events, online networking forums, and our website. Most of these prospects have not yet been qualified to borrow from us. They are simply people in the areas in which we lend that have shown interest.

The Company is managed by Pine Financial through (i) its sole principal and President, Kevin Amolsch, (ii) its COO/GC, Jared Seidenberg, and (iii) its CIO, Brandon McKnight.[1] Pine Financial is an established lender based in the Denver area with a proven track record.

[1] As of November 6th, 2024, Brandon McKnight has been appointed as the Chief Investment Officer of Pine Financial and has resigned from his position as CSO.

Pine Financial’s ability to evaluate potential loan candidates and underlying assets stems from the leadership team’s deep understanding and experience in real estate. Mr. Amolsch started analyzing private money loans in 2006 while working at Lassiter Mortgage before starting Pine Financial Group, Inc. in 2008. As the founder and owner of Pine Financial Group, Inc., Mr. Amolsch leads a team responsible for reviewing every loan that is considered and approved by Pine Financial.

The Company will fund loans as funds from the note Offering readily become available. As the Company waits for funds to be raised pursuant to this Offering, it will identify and evaluate loans for funding. Proceeds from the offering will satisfy cash requirements for the next 12 months since the Company’s business does not require high overhead expenses. The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Our loans will have maturity dates of nine months to twelve months from the origination date. We do not charge prepayment penalties and it is not uncommon for our borrowers to pay off the loan prior to maturity. The note rate is between 10% and 13.4% annual, with interest only payments due monthly. If we do not get a monthly payment by the end of the fifth day of the month it is due, there is a late fee charged in the amount of 10% of the payment amount. If there is a payment default, the borrower will receive a demand letter stating: (a) that there is a default, (b) the amount needed to cure the default which will be the payment plus the late fee, (c) the date which the default must be cured which is 5 days from the receipt of the demand letter, and (d) that failure to cure the default will result in acceleration of the full loan amount. We do not currently have maximum or minimum loan amounts or total amounts that we will loan to one borrower.

Company Objective

PFG Fund V, LLC was formed to offer passive investment opportunities to qualified investors. We will continue to focus on providing a very specialized loan to a small group of borrowers. The Company’s primary objectives are:

●	Generate significant profits by lending to rehab investors with short-term loans at high interest rates in Colorado, Minnesota, Wisconsin, Washington D.C., and other states as the Company expands.
●	To become the most reliable and well-known bridge and rehab lender in its markets.
●	Realize profits and a rate of return for investors beginning on the date their capital is invested. As of December 31, 2024, the Company has realized a rate of return of 8% for its investors.

 Mission Statement

To provide a high-yield and secure investment while supporting the community through property rehabilitation.

Item 2. Management Discussion & Analysis of Financial Condition and Results of Operations

 The following summary financial data should be read in conjunction with this “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REULTS OF OPERATIONS” and the Financial Statements and Notes thereto, included elsewhere in this Offering. Statements of operations and balance sheet data from inception through the period ended December 31, 2024, are derived from our audited financial statements.

	As of Dec. 31, 2024	As of Dec. 31, 2023	As of Dec. 31, 2022

TOTAL ASSETS	$70,123,453	$70,528,109	$48,988,580

TOTAL LIABILITIES	$68,670,190	$68,229,606	$47,854,250

TOTAL MEMBER’S EQUITY	$1,453,263	$2,298,503	$1,134,330

TOTAL LIABILITIES AND MEMBER’S EQUITY	$70,123,453	$70,528,109	$48,988,580

	Period Ended Dec. 30, 2024	Period Ended Dec. 30, 2023	Period Ended Dec. 31, 2022

Revenues	$7,964,678	$6,613,993	$4,289,452

Expenses	$6,161,397	$5,449,820	$3,210,808

Net Income (Loss)	$1,803,281	$1,164,173	$1,078,644

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Company Overview

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota. The Company’s operations has expanded and loans have been made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

As of December 31, 2024, the Company had issued 679 promissory notes. The notes have terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of December 31, 2024 and 2023, $ 35,025,817 and $44,997,097, notes were issued and outstanding, respectively. Many of the promissory notes mature at various dates throughout December 2028. Notes issued after January 8, 2025, do not have set maturity dates as they are call notes. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of December 31, 2024, the Company has one line of credit with one financial institution and can receive advances under the agreements up to a combined maximum of $40,000,000 based on the Company’s underlying collateral. The line has monthly interest payment only, at a variable interest rate. As of December 31, 2024, the interest rate was 8.37%. As of December 31, 2024, the line expires in November 2026.

As of December 31, 2024, the Company has a note payable with a financial institution. The principal is $2,000,000 and is secured by a Company asset. The note payable bears interest at Prime Rate plus 1.75% per annum floating daily or 5%, whichever is greater. As of December 31, 2024, the interest rate was 9.25%. The note is a monthly interest payment only and matured January 2025 and was subsequently paid in full as of March 31, 2025

The agreements contain certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. All of which were met as of December 31, 2024.

Mortgage loans receivable consist of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.40% per annum. These notes have original maturity dates through January 2026. Unfunded commitments were $9,498,229 and $12,078,980 as of December 31, 2024 and 2023, respectively.

Of the total mortgage loan receivable of $66,100,544 as of December 31, 2024 - $5,374,251 mature in 2025, $59,545,523 mature in 2026 and $1,180,770 mature in 2027.

 Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00 but may accept subscriptions for less or greater amount at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations including, without limitation, historically high inflation, rising interest rates, tariffs, trade wars, global economic uncertainty, increased costs of materials and construction, inflated property values and rapidly fluctuating real-estate markets, low supply of housing stock, tight labor markets and rising wages.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes, and increase its assets based on loans originated as outlined in the Offering.

Related Party Transactions

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Servicing Fee

The Manager earned $177,704 and $218,857 in servicing fees for the years ended December 31, 2024 and 2023, respectively.

Other Related Party Transactions

During the year ended December 31, 2024, the Company purchased twenty-one loans at par value totaling $9,058,010 from PFG Fund I, LLC, PFG Fund II, LLC, PFG Fund IV, LLC, and PFG Fund VI, LLC. One loan PFG Fund I, LLC for $1,225,000, nine loans to PFG Fund II, LLC totaling $970,050, seven loans to PFG Fund IV, LLC totaling $4,513,608 and four loans to PFG Fund VI, LLC totaling $2,349,352.

The Company also sold sixteen loans totaling $12,133,926 at par value to Pine Investment, LLC, PFG Fund II, LLC PFG Fund IV, LLC, and PFG Fund VI, LLC. Three loans from PFG I, LLC totaling $2,262,750, two loans from PFG Fund II, LLC totaling $354,000, seven loans from PFG Fund IV, LLC totaling $7,008,910 and four loans from PFG Fund VI, LLC totaling $2,508,266.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Employees

We are an emerging growth company currently being developed and currently have no salaried or waged employees. The management company, Pine Financial Group, Inc., has fifteen (15) full-time employees, six (6) independent contractors, three (3) Virtual Assistants, and two (2) offices. Our sole officers and directors currently serve the Company for no fixed compensation.

Item 3. Directors, Executive Officers, Promoters and Control Persons

The Principals and Executive Officers of the Manager of the Company are as follows:

Name	Age	Title(s)
Kevin Amolsch	46	CEO, President, Treasurer of Pine Financial Group, Inc.
Jared Seidenberg	46	COO/General Counsel Pine Financial Group, Inc.
Brandon McKnight	45	CIO of Pine Financial Group, Inc.

Duties, Responsibilities and Experience

The following individuals are the decision makers of Pine Financial Group, Inc., which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement of the Company.

The Principals and Executive Officers of the Manager are as follows:

Duties, Responsibilities and Experience

The following individuals are the decision makers of Pine Financial Group, Inc., which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement.

The principals of the Manager are as follows:

Pine Financial Group, Inc., Managing Member

Kevin Amolsch, Age 45, Sole Principal and Owner of Pine Financial Group, Inc., Manager

Kevin Amolsch formed Pine Financial Group, Inc. in October 2008 after leaving Lassiter Mortgage as the senior loan officer for residential lending. With Lassiter Mortgage, a small mortgage brokerage consisting of the owner, one assistant, and Mr. Amolsch who served as a sub-contractor originating mortgage loans. While there, Mr. Amolsch was able to help raise private money to fund hard money loans as well as brokering traditional mortgages in Colorado. During his last 12 months there, Mr. Amolsch originated every residential loan that came through Lassiter, whether hard money or conventional, while the owner focused on commercial loans and her side business. Although the owner reviewed every file Mr. Amolsch initiated and was the underwriter on each hard money file, it was Mr. Amolsch who made the principal decisions on which loans to fund and which ones to turn down and presented the deals to the individual investors for funding on the hard money loans. Mr. Amolsch was also instrumental in structuring the loan servicing side of the business and created the system for collecting and sending payments and for handling defaults.

Today, Pine Financial Group is a premier lender for real estate investors in Colorado and Minnesota with more than 2,620 loans totaling $996 million. It is well known in the investment community that Pine Financial can get deals done and its business is based primarily on repeat business and referrals.

Kevin acquired his first house shortly after his 21st birthday. He was in the military when he purchased the house. Within two years he purchased another home and kept the first one as a passive investment. Within another two years he became a full-time real estate investor through acquisition, leasing and selling residential assets. He did this for several years before becoming a mortgage broker. He continued to broker conventional mortgage loans part time and went to work for a company that analyzes mortgage bonds to learn more about the secondary mortgage market in this country.

Finding it difficult to work for someone else he ended his short corporate career before his two-year anniversary and started working for a small boutique mortgage company in Denver and learned how to broker private money. This small mortgage company, Lassiter Mortgage, was a mortgage broker licensed in Colorado. There were two loan officers and one office assistant. Their office was in Denver and it originated loans in Colorado. For the last 12 months Kevin worked there, he ran the residential lending division. Any residential loan originated by Lassiter Mortgage was originated by Kevin. Kevin was consistently making between 2 and 5 private money loans per month before he left the company in 2008. Kevin was in charge of putting the file together and presenting the deal and the risks to private money lenders. Kevin also started and managed the loan servicing division where he was responsible for collecting payments, managing defaults and inspecting the properties. In 2008 he started Pine Financial Group, Inc. to continue pursuing his passion for deals.

Pine Financial Group has fifteen full-time employees, six independent contractors, three virtual assistants, and two offices. It originates short-term rehab loans to small real estate investors and developers. The niche has always been to serve investors and help make it possible for new and experienced investors to do more real estate deals. Pine Financial Group has been profitable from day one and is 100% privately financed.

Kevin is the author of “The 45 Day Investor” a book dedicated to helping new investors buy their first investment property in 45 days or less and has been quoted in the Las Vegas Review Journal, the Denver Post, Yahoo Real Estate, and several other small publications and blogs.

Jared Seidenberg, Age 46, COO and General Counsel, Pine Financial Group, Inc., Manager

Mr. Seidenberg is the chief Operating Officer and General Counsel at Pine Financial Group. Prior to joining Pine, Mr. Seidenberg was in private practice focused on business matters, regulatory compliance, banking and finance, corporate law, real estate, complex negotiations, and litigation. His real estate clients included developers, investors, contractors, and builders who he assisted in entitlement, deal formation and structure, litigation, contract matters, and disputes.

Prior to that, Mr. Seidenberg served as the General Counsel and President of a national financial services company with a portfolio in excess of $1 Billion where he handled all aspects of the company’s federal and state compliance, litigation, vendor agreements, leases, and operational concerns.

In addition, Mr. Seidenberg is a successful real estate investor and has been involved in numerous multi-family developments, land deals, and single-family fix and flips. Mr. Seidenberg is a 2004 graduate of the University of Colorado School of Law.

Brandon McKnight. Age 45, CIO, Pine Financial Group, Inc., Manager

Brandon McKnight is the Chief Investment Officer at Pine Financial Group. Prior to joining Pine Financial Group, Brandon was the President of CivicSource, a company that creates technology to protect taxpayer property rights, guarantees investors insurable titles, and provides collectors an online marketplace to host transparent property auctions and tax sales. [As of November 6, 2024, Mr. Brandon McKnight has been appointed as the Chief Investment Officer of the Company and has resigned as the Chief Strategy Officer.]

Before that, Brandon was the Senior Vice President of Global Operations for Promontory Risk Review (PRR), a division of IBM, where he was responsible for global operations and delivery for a team of approximately 1500 people in four different global delivery centers. During his time at PRR, Brandon was instrumental in scaling the company revenues by 400% in six years. In addition, he also previously served as Senior Vice President of Operations at Stewart Lender Services (a division of Stewart Title). In this role, Brandon had Profit and Loss responsibility for the Loan File Review Division, which included five different business units.

He has been involved in various areas of real estate and technology for over a two decades, with in-depth experience in product development and launch processes. Brandon holds a Bachelor of Science in Business and Administration from the University of Colorado at Boulder, Leeds School of Business and a Juris Doctorate from the University of Colorado Law School.

Executive Compensation

The following table sets forth the cash compensation from the Company of the Principals of our Manager:

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Kevin Amolsch, President, CEO, and Treasurer of Pine Financial Group, Inc. Manager	2024	$0	$0	$0	100% of the LLC Interests

Jared Seidenberg, COO and General Counsel	2024	$0	$0	$0	—

Brandon McKnight, CIO	2024	$0	$0	$0	—

For organizing the Company, business plan development, putting together this Offering, initial capitalization, and other related services, the Manager of our Company has been awarded 100% of the LLC Interests in our Company. The Manager continues to reap the benefits of the LLC Interests by providing management services to the Company and its noteholders.

 The Manager shall receive reimbursement for expenses incurred on behalf of the Company. The Manager will also receive 100% of distributions available after the Noteholders have received their return of principal and promised interest payments under the Notes.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. The Manager will also receive 100% of distributions available after the Noteholders have received their return of principal and promised interest payments under the Notes.

Employment Agreements

There are no current employment agreements or current intentions to enter into any employment agreements.

Future Compensation

The principals of our Manager have agreed to provide services to us without compensation until such time that we have sufficient earnings from our revenue. The Manager has received the Membership Interests in exchange for cash.

Item 4. Security Ownership of Management and Certain Security Holders.

The following table sets forth information as of the date of this Offering.

Name of Beneficial Owner	Membership Interest	% Before Offering	% After Offering
Pine Financial Group, Inc.	100%	100%	100%
TOTAL:	100%	100%	100%

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Offering.

Item 5. Interest of Management and Others in Certain Transactions.

The Company utilizes office space provided at no cost from our Manager. Office services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

We have issued 100% of the Management Interests to our Manager. The Manager shall receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee
Net Income	N/A	The Manager, as equity holder of the Company, shall receive fee of 100% of the available cash distributions (profits). Cash Distributions are profits only, and shall be made after interest and/or principal payment of the Notes, and other expenses and costs that the Company may incur. The total amount of profit that the Manager may receive cannot be determined at this time. This may be paid monthly.
Servicing Fee (Fee charged to Company)	Manager compensation for servicing each loan.	The Servicing Fee shall be at a rate of 1% of the principal amount of the Loan. The total the Manager may receive cannot be determined at this time.
Origination & Admin Fee (Fee charged to Borrower)	Manager compensation for time spent originating, underwriting, and administering each loan.	$985 per Loan plus 2% to 4% of the Loan principal amount. The total the Manager may receive cannot be determined at this time. Paid by the Borrower.
Inspection Fees (Fee charged to Borrower)	Manager compensation for inspecting properties for construction draws.	A reasonable fee charged to the Borrower for inspecting the property prior to releasing a construction draw. The total the Manager may receive cannot be determined at this time.

Item 6. Other Information.

None

Item 7. Financial Statements.

To Follow on Next Page

PFG Fund V, LLC

Consolidated Financial Statements

December 31, 2024, and 2023

PFG Fund V, LLC

Consolidated Financial Statements

Years Ended December 31, 2024, and 2023

925 977 4000 INFO@CATHEDRALCPAS.COM 2300 CONTRA COSTA BLVD. SUITE 425, PLEASANT HILL, CA 94523

INDEPENDENT AUDITOR’S REPORT

To the Members

PFG Fund V, LLC and Subsidiary

Wheat Ridge, Colorado

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of PFG Fund V, LLC and Subsidiary which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income and changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of PFG Fund V, LLC and Subsidiary as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of PFG Fund V, LLC and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The audit of the December 31, 2023 and 2022 financial statements was conducted by Spiegel Accountancy Corp. Spiegel Accountancy Corp., along with Acquavella, Chiarelli, Shuster, LLP and Cathedral Accountancy Corp., LLP merged practices on September 1, 2024 into Cathedral CPAs & Advisors, LLP. Consequently, the audit opinion is being issued in the name of Cathedral CPAs & Advisors, LLP. This merger does not affect the audit procedures performed or the conclusions reached by the predecessor firm.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PFG Fund V, LLC and Subsidiary’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PFG Fund V, LLC and Subsidiary’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PFG Fund V, LLC and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Pleasant Hill, California

April 30, 2025

PFG FUND V, LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2024, and 2023

	2024	2023

ASSETS
Assets:
Cash	$3,393,121	$1,415,648
Interest Receivable	670,304	642,023
Mortgage Loans Receivable, Net	66,060,028	68,470,438

Total Assets	$70,123,453	$70,528,109

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Interest Payable	$155,355	$307,498
Lines of Credit	31,436,796	20,905,719
Note Payable	2,000,000	2,000,000
Investor Promissory Notes	35,025,817	44,997,097
Due to Related Parties	52,222	19,292

Total Liabilities	68,670,190	68,229,606

Member’s Equity	1,453,263	2,298,503

Total Liabilities and Member’s Equity	$70,123,453	$70,528,109

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2024 and 2023

	2024	2023
Revenue
Interest and Fee Income	$7,964,678	$6,613,993

Total Revenue	7,964,678	6,613,993

Expenses
Investor Interest Expense	3,085,361	3,369,710
Interest Expense - Borrowings	2,825,764	1,520,226
Servicing Fee	177,704	218,858
Bank Service Charges	133	280,000
Legal and Professional Fees	31,901	—
Provision for Credit Losses	40,516	60,298
Other Expenses	18	728

Total Expenses	6,161,397	5,449,820

Net Income	$1,803,281	$1,164,173

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY
Years ended December 2024 and 2023

	Member’s Equity		Retained	Total
	Unit	Amount	Earnings	Member’s Equity

Balance at January 1, 2023	2	$10,000	$1,124,330	$1,134,330

Net Income	—	—	1,164,173	1,164,173

Balance at December 31, 2023	2	$10,000	$2,288,503	$2,298,503

Contributions	—	$1,191,250	—	1,191,250

Distributions	—	—	$(3,839,771)	(3,839,771)

Net Income	—	—	1,803,281	1,803,281

Balance at December 31, 2024	2	$1,201,250	$252,013	1,453,263

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, and 2023

	2024	2023
Cash Flows From Operating Activities:
Net Income	$1,803,281	$1,164,173
Changes in Operating Assets and Liabilities
Other Receivable	—	2,975
Interest Receivable	(28,281)	(137,761)
Interest Payable	(152,143)	55,885
Due to Related Entities	32,930	19,292

Net Cash Provided by Operating Activities	1,655,787	1,104,564

Cash Flows From Investing Activities:
Mortgage Loans Receivable	2,410,410	(20,611,924)

Cash Flows From Financing Activities:
Borrowings from Lines of Credit	13,019,515	24,202,611
Repayment of Lines of Credit	(2,488,438)	(11,285,329)
Borrowings from Promissory Notes	948,691	16,632,402
Repayment of Promissory Notes	(10,919,971)	(9,249,505)
Distributions to Member, Net	(2,648,521)	—

Net Cash (Used In) Provided by Financing Activities	(2,088,724)	20,300,179

Net Increase in Cash	1,977,473	792,819

Cash - Beginning of Year	1,415,648	622,829

Cash - End of Year	$3,393,121	$1,415,648

Supplemental Cash flow information:
Cash Paid For:
Interest Expense	$6,063,268	$4,834,051

See Notes to Consolidated Financial Statements

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

PFG FUND V, LLC. ( “PFG V”) was incorporated on August 26, 2020, in Colorado. The Company’s fiscal year end is December 31. The Company investment objective is to generate passive income and seeks to achieve its investment objective primarily by originating mortgages secured by real estate properties. The core geographic regions for the underlying collateral are Colorado, Minnesota, Wisconsin, and Washington D.C. The loans are typically first lien senior secured loans.

PFG Fund V SPV, LLC (“PFG V SPV”) was formed on October 18, 2022 in the State of Colorado to provide a certain warehouse lender with access to mortgage notes used as collateral for related borrowings in the event of insolvency of PFG V. Pursuant to the Limited Liability Company Agreement of PFG V SPV, PFG V is the sole member. The accompanying consolidated financial statements include the accounts of PFG V and its subsidiary PFG V SPV, (collectively, the “Company”).

Manager

The Company is managed by Pine Financial Group, Inc. (the “Manager”), a Colorado Corporation. The Manager is in complete control of the Company’s business. The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s consolidated financial position and results of operations would likely be different without this relationship with the Manager.

Term of the Company

The Company will continue indefinitely until dissolved pursuant to the operating agreement, the sale of substantially all the assets of the Company, any event that makes the Company ineligible to conduct its activities, or otherwise by operation of law.

Promissory Notes

The Company offers up to a maximum of $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to offer the notes directly to investors and not through registered broker-dealers who are paid commission. The Company has set a minimum investment threshold of $10,000 but may accept subscriptions for less at the discretion of the Manager.

As of December 31, 2024, and 2023, investor promissory notes were outstanding $35  ,025,817 and $44,997,097, respectively.

Promissory Notes (Continued)

The Notes are non-negotiable offered with a minimum term of 60 months from the dates of issue, with a fixed annual interest rate of 8%. A noteholder may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the noteholder will be paid an amount equal to the unpaid principal balance of the Note plus any accrued interest through the date of redemption.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

As of December 31, 2024, $71,119 was being processed to investors who requested a redemption from the Company. Redemption requests are processed within 90 days, in accordance with the offering documents. As of December 31, 2024 and 2023, there were $0 requests for redemption outstanding, respectively.

The Note is subject to continuous and automatic renewal and extension of the term for 60-month periods. The noteholder must provide written notice to the Company demanding repayment of the Note 90 days or more prior to the maturity date of the Note. If notice is not provided, the Note automatically renews for a subsequent 60-month term.

Distributions

The Company provides quarterly statements of account to the Noteholders and distributes or reinvests amounts equal to accrued and unpaid interest once per month on the first business day of each month.

Manager Compensation

The Manager is entitled to all Company profits. Profits include all Company revenue minus all Company expenses to include noteholder interest. The Manager has sole voting rights. The Manager is also entitled to various compensation, including (1) servicing fee, which is equal to an annualized rate of 1% of the principal amount of the loan, (2) origination and administration fee, which is $995 per loan plus 2-4% of the loan principal amount, and (3) reasonable inspection fee.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reflect all significant receivables, payables, and other liabilities.

Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as future confirming events occur.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage Loans Receivable

Mortgage loans receivable are carried at outstanding unpaid principal balance, less an allowance for credit losses. The loans have varying contractual terms, typically ranging between 9 and 12 months, with no prepayment penalties. The Manager may make loan modifications and extensions as needed. The loans are interest only with a balloon principal payment payable at maturity.

The Company will not recognize interest income on loans once they are determined to be impaired until the delinquent interest is collected in cash. An impaired loan is to be reported as being in non-accrual status if any of the following conditions are met:

•	It is probable that the Company will be unable to collect all amounts due per the contractual terms.

•	Principal and/or interest has been in default for a period of 60 days or more. Payment defaults are defined as any non-payment of interest, principal (repayment at maturity), or late fees that are contractually due per the underlying credit documents and such non-payment arises to an Event of Default (as defined in the credit agreement), subject to any applicable grace periods and amendment or modification of payment terms that are extended as of the reporting date. The default date is defined as the date in which the Company sends the borrower the respective demand letter.

Upon classification as non-accrual, the Company ceases accruing interest. Previously recognized interest income that was accrued, but not collected from the borrower, is reversed against interest income, unless the terms of the loan agreement permit capitalization of accrued interest to the principal balance.

Current Expected Credit Losses

The allowance for credit losses required under ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”) reflects management’s current estimate of expected credit losses related to the loan portfolio. Changes to the allowance for credit losses are recognized through a provision for or reversal of credit losses on the consolidated Statements of Income. The allowance for credit losses is based on relevant information about past events, including historical loss experience, the current loan portfolio, market conditions and reasonable and supportable forecasts for the duration of each loan.

The Company invests in short-term, non-amortizing mortgages to real estate investors. In order to estimate expected credit losses in the portfolio, management stratifies the loan portfolio into loan pools based on the geographic location of the underlying collateral and similar risk characteristics. The loans typically fund projects that add value through renovations to increase the equity and resale value of the property. Substantially all the loans within the portfolio were originated in 2023 and 2024.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management analyzed its historical track record for loans originated and default history from the inception of Pine Financial Group in 2008 through December 31, 2024 in assessing the Company’s allowance for credit losses. Because Pine Financial Group applies consistent underwriting standards across all loans, regardless of the Fund providing the capital, management believes it is appropriate to evaluate cumulative historical losses across the entire loan portfolio. In its assessment, management considered the consistency of the underwriting standards applied through the historical period, changes in the nature and volume of the portfolio in terms of loans, and changes in the experience of the underwriting team and relevant staff in analyzing the historical losses incurred in the context of the current portfolio.

Management stratified the loan portfolio into Portfolio Segments (i.e. geographic region) and Class of Financing Receivable (i.e. loan type) in order to analyze the loan portfolio and determine the allowance. Management considered all loans that Pine Financial Group has foreclosed on or taken a deed in lieu on in its analysis of historical losses. In analyzing the historical loss rate, defined as the product of the probability of default and loss given default, for the relevant Portfolio Segments and Classes of Financing Receivables in the Company’s loan portfolio as of December 31, 2024, the only Portfolio Segment and Class of Financing Receivable that has incurred a historical loss is construction loans with collateral in Minnesota. None of the other loan pools held by the Company had a corresponding historical loss rate as of December 31, 2024.

Current Expected Credit Losses (Continued)

The historical lifetime credit loss rate (i.e., the product of the probability of default and the loss given default for each loan pool) for residential and commercial construction loans located in Minnesota is 0.91%. Based on the December 31, 2024 loan amount for the construction loans located in Minnesota ($4,452,300), the Company calculated an allowance for current expected credit losses of $40,516. As it relates to reasonable forecasts, management continually reviews the general market conditions of the areas in which the Company has exposure. After reviewing the market conditions and remaining duration of the loan portfolio, the Company determined that no declines in the real estate markets over the lifetime of the loans are expected to occur that would make an adjustment to the aforementioned quantitative computation of the allowance for current expected credit losses for qualitative factors necessary.

The Company has elected not to measure an allowance for credit losses for accrued interest receivables since it writes off the uncollectible accrued interest receivable balance by reversing interest income in a timely manner (on a quarterly basis). For the years ending December 31, 2024 and 2023, the Company reversed $54,310 and $0 in accrued interest, respectively.

Allowance for Credit Losses

The allowance for credit losses consisted of the following activity for the years ended December 31,

	2024	2023
Beginning Balance	$—	$—
Provision for Credit Losses	40,516	—
Ending Balance	$40,516	$—

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned. Sold participations that do not qualify as a sale are recorded as a secured borrowing and are paid down consistent with the payment terms of the corresponding mortgage loan receivable.

Real Estate Owned

Properties that are foreclosed and converted as REOs are classified as held for sale and are valued at the fair value of the property less the estimated costs to sell. This value becomes the new cost basis of the property. The amount by which the recorded amount of the loan exceeds the new cost basis is recorded to the allowance for credit losses.

Subsequent declines in fair value below the initial cost basis are recorded through the use of a valuation allowance with a charge to net gains (losses) on sales of REO. The expenses of operating and maintaining the property are included in other noninterest expenses. Costs incurred to complete construction are capitalized, however, the recorded balance of the REO will not exceed the “as-completed” fair value, less estimated costs to sell.

For the years ended December 31, 2024 and 2023, the Company had no real estate owned.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Fee income, including late fees, is recognized as revenue when collected due to the uncertainty in the probability of the fees being collected and the timing of when the fees will be collected. Fee income is included in interest income and is nominal.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial Instruments (Continued)

The three levels of the fair value hierarchy are described below:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active market); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the years ended December 31, 2024 and 2023, there were no changes to the valuation techniques that had, or are expected to have, a material impact on the Company’s financial position or results of operations.

The fair value of the REO property is established in one of several ways.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

•	The winning bid or auction price at a foreclosure action, a public trustee sale, or sheriff’s sale, depending on the state in which the property is in.

•	The outstanding principal balance at the time of foreclosure.

•	Any consideration received or paid in a deed in lieu of foreclosure will be considered.

•	The after-repair value per independent appraisal depending on the state of the property and completion of any rehabilitation or construction originally documented in the borrower’s scope of work.

The valuation should be consistent with the price that a market participant will pay to purchase the property at the measurement date in its as-is condition.

Financial Instruments (Continued)

As of December 31, 2024 and 2023, there were no assets or liabilities with recurring or non-recurring fair value measurements.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code and a similar section of the state code. Therefore, neither a provision nor a liability for federal income taxes have been included in these consolidated financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2024 and 2023, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of December 31, 2024 and 2023, there were 3 years open to examination by the Internal Revenue Service or state and local governmental authorities.

To the extent penalties and interest are incurred through the examinations, they are included in the other expenses in consolidated Statements of Income.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in financial institutions that are members of the Federal Deposit Insurance Corporation. As such, funds are insured based on Federal Reserve limits. The Company has not experienced any losses in the past, and Company management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances might exceed insured amounts.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.40% per annum. These notes have original maturity dates through September 2026.

Unfunded commitments were $9,498,229 and $12,078,980 as of December 31, 2024, and 2023, respectively. These unfunded commitments will be funded by a combination of additional investor promissory notes, reinvestment of monthly interest distributions, repayment of principal on current loans and draws on the Company’s line  of credit.

As of December 31, 2024, the Company has two delinquent and impaired loans with a combined principal amount of $1,268,900, for which normal foreclosure proceedings were in process. One loan with a principal balance of $683,900 was paid in full shortly after the beginning of the year while the other remains in the foreclosure process.

There were no delinquent and impaired loans as of December 31, 2023.

During the year ended December 31, 2023, the Company foreclosed and sold the property for a delinquent and impaired loan and incurred a credit loss realized on sale in the amount of $60,298 , which is reported on the consolidated Statement of Income.

All mortgage loans receivable are collateral for the line  of credit and the note payable. As of December 31, 2024 and 2023, there were no loan modifications other than extensions. Mortgage Loans receivable consists of the following as of December 31, 2024 and 2023:

	2024	2023
Mortgage loans receivable	66,100,544	68,470,438
Allowance for Credit Losses	(40,516)	—
Total Mortgage loan receivable	66,060,028	68,470,438

Loan characteristics

The following table provides information about the outstanding loans portfolio as of December 31, 2024 and 2023:

	2024	2023
Number of secured loans	92	118
Secured loans – maximum credit exposure	$66,100,544	$68,470,438
Secured loans – lowest interest rate (fixed)	10%	10%
Secured loans – highest interest rate (fixed)	13.40%	15%
Average secured loan – principal	$718,484	$575,382
Average principal as percent of total principal	1.09%	.84%
Average principal as percent of promissory notes	2.06%	1.28%
Average principal as percent of total assets	1.03%	.82%
Largest secured loan – principal	$4,485,000	$4,485,000
Largest principal as percent of total principal	6.79%	6.55%
Largest principal as percent of promissory notes	12.83%	9.97%
Largest principal as percent of total assets	6.40%	6.36%

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Lien position

Secured loans had the lien positions in the following table as of December 31, 2024 and 2023.

	2024			2023
	Loans	Principal	Percent	Loans	Principal	Percent
First trust deeds	92	$66,100,544	100%	118	$68,470,438	100%
LLC Units (ownership)	—	—	0%	—	—	0%
Total principal, secured loans	92	66,100,544	100%	118	68,470,438	100%

Property type

Secured loans summarized by property type are presented in the following table.

	2024			2023
	Loans	Principal	Percent	Loans	Principal	Percent
Residential	81	$49,139,812	74.34%	96	$40,450,930	59.08%
Construction	11	13,442,974	20.34%	14	15,976,220	23.33%
Non-Construction	70	35,696,837	54.00%	82	24,474,710	35.74%

Commercial	6	$7,144,140	10.81%	10	$8,354,826	12.2%
Construction	2	2,412,975	3.65%	1	58,000	.08%
Non-Construction	4	4,731,165	7.16%	9	8,296,826	12.12%

Land	4	$9,280,342	14.04%	9	$18,958,782	27.69%
Other	1	$536,251	0.81%	3	$705,900	1.03%

Total Principal Secured Loans	92	$66,100,544	100%	118	$68,470,438	100%

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as of December 31,

	Loans	Principal	Percent
2025	88	$61,361,524	98.11%
2026	1	1,180,770	1.89%
Total principal, secured loans	89	$62,542,294	100%

Excluded from the above table are 3 loans that had maturity dates in 2024 totaling $3,558,250 that were either already in the foreclosure process or entered shortly after December 31, 2024.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Distribution by States and Counties

The distribution of secured loans by counties is presented in the following table.

	2024		2023
	Principal	Percent	Principal	Percent
Colorado	$44,023,953	66.60%	$42,826,677	62.55%
DC	8,304,650	12.56%	1,879,750	2.75%
Florida	1,907,665	2.89%	1,833,333	2.68%
Iowa	1,300,000	1.97%	800,000	1.17%
Illinois	—	0.00%	2,000,000	2.92%
Maryland	934,500	1.41%	509,060	0.74%
Minnesota	8,190,076	12.39%	8,962,310	13.09%
Tennessee	—	0.00%	500,000	0.73%
Wisconsin	1,439,700	2.18%	9,159,308	13.38%
Total Principal, secured Loans	$66,100,544	100%	$68,470,438	100%

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, the current estimated loan-to-after repair value (LT-ARV) ratio is an indicator of the potential loss severity in the event of default. Additionally, LT-ARV ratios can provide insight into a borrower’s continued willingness to pay, as the delinquency rate of high LT-ARV loans tends to be greater than that for loans where the borrower has equity in the collateral. As of December 31, 2024, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 2.00% and 73.00%.  As of December 31, 2023, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 6.43% and 73.75%.

Mortgage Loans Receivable Delinquencies

The table below presents an analysis of the mortgage loans by payment-delinquency status as of December 31, 2024. There were no delinquent loans as of December 31, 2023.

Aging	31 - 60 days	61 - 90 days	91 - 120 days	Over 120 days	Total Past Due
2024 Portfolio in $	—	—	585,000	683,900	1,268,900

Two loans with amortized costs basis totaling $1,268,900 are in non-accrual status as of December 31, 2024, and do not have a related allowance for credit losses as of December 31, 2024. The amount of interest income received on these loans during the year ended December 31, 2024 was $66,409 .

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 5 - LINES OF CREDIT

As of December 31, 2024, the Company has a line of credit with a financial institution and can receive advances under the agreements up to a maximum of $40,000,000 based on the Company’s underlying collateral. At December 31, 2023, the Company had lines of credit with two financial institutions up to a combined maximum of $28,000,000 . The lines of credit are interest payment only at variable floating interest rates. One line of credit was paid in full in August 2024 and the remaining line of credit has a maturity date of November 5, 2026. As of December 31, 2024 and 2023, the lines of credit interest rates ranged between 8.00% and 9.15% on the lines. As of December 31, 2024, the aggregate principal balance and accrued interest totaled $31,436,796 and $0, respectively. For the year ended December 31, 2024, interest expense totaled $2,618,514. As of December 31, 2023, the aggregate principal and accrued interest totaled $20,905,719 and $166,824, respectively. For the year ended December 31, 2023, interest expense was $1,318,518.

The agreements contain certain financial covenants concerning the minimum interest coverage ratio and minimum net worth requirements, which need to be met by the Company alone or combined with a related party. As of December 31, 2024, the Company was compliant with all covenant requirements.

NOTE 6 - NOTE PAYABLE

At December 31, 2024 and 2023, the Company has a note payable outstanding with a financial institution. The principal is $2,000,000 and is secured by the Company’s assets. The note payable bears interest at Prime Rate plus 1.75% per annual floating daily or 5%, whichever is greater. As of December 31, 2024 and 2023, the interest rate was 9.25% and 10.25%, respectively. As of December 31, 2024, the principal and accrued interest outstanding were $2,000,000 and $37,583, respectively. For the year ended December 31, 2024, interest expense totaled $207,250. As of December 31, 2023, the principal and accrued interest outstanding were $2,000,000 and $18,792, respectively. For the year ended December 31, 2024, interest expense totaled $201,708 . The note is monthly interest payment only and matured January 2025 and was subsequently paid in full as of March 31, 2025.

NOTE 7 - INVESTOR PROMISSORY NOTES

At December 31, 2024 and 2023, the Company has 278  and 340 investors, respectively.

As of December 31, 2024, outstanding promissory notes and interest payable totaled $35,025,817 , and $117,772, respectively. As of December 31, 2023, outstanding promissory notes and interest payable totaled $44,997,097, and $121,883, respectively. For the years ended December 31, 2024 and 2023, interest expense on the promissory notes totaled $3,085,361 and $3,369,710, respectively.

	2024	2023
Investor Promissory Notes	$35,025,817	$44,997,097
Investor Interest Payable	117,772	121,883
Investor Interest Expense	3,085,361	3,369,710

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager.

Manager Distributions

The Manager received $2,648,521 and $0 in net Distributions for the years ended December 31, 2024 and 2023, respectively,  in accordance with the terms of the operating agreement. Distributions are made at the sole discretion of the Manager on a pro-rata basis. The Manager on the Company’s behalf may execute and deliver (i) any and all contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company’s assets.

Related Party Promissory Notes

During the years ended December 31, 2024 and 2023, KDA holdings, LLC, an entity related to the Manager, invested $2,872,771 and $0, respectively, in promissory notes with an original term of 60 months, bearing 8% interest per annum which is consistent with promissory notes issued to non-related parties. The total interest expense for the years ended December 31, 2024 and 2023 for this promissory note was $59,670 and $0, respectively.

Servicing Fee

The Manager earned $177,704 and $218,858 in servicing fees for the years ended December 31, 2024 and 2023, respectively.

Other Related Party Transactions

During the year ended December 31, 2024, the Company purchased twenty-one loans at par value totaling $9,058,010 and sold sixteen loans totaling $12,133,926 at par value  . A summary of notes purchased and sold are as follows:

	2024		2024
	Notes Sold		Notes Purchased
Entity	Principal	# of Loans	Principal	# of Loans
Fund I	$2,262,750	3	$1,225,000	1
Fund II	354,000	2	970,050	9
Fund IV	7,008,910	7	4,513,608	7
Fund VI	2,508,266	4	2,349,352	4
Total	$12,133,926	16	$9,058,010	21

During the year ended December 31, 2023, the Company purchased two loans at par value totaling $2,561,333 from PFG Fund II, LLC and two loans totaling $2,814,986 from Pine Financial Group, Inc. The Company also sold one loan totaling $253,400 at par value to Pine Investments, LLC, and one loan totaling $130,500 at par to PFG Fund II, LLC.

PFG Fund V, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 8 - RELATED PARTY TRANSACTIONS (CONTINUED)

Due to Related Parties

As of December 31, 2024 and 2023, $52,222 and $19,292, respectively, were payable to another related entity for loan and audit fees paid on behalf of the Company. The affiliate entities were reimbursed for the expenses soon after the year end.

NOTE 9 - RISKS AND UNCERTAINTIES

Default Risk

In the normal course of business, the Company is exposed to default risk related to its mortgage loans. In the event a borrower defaults on a Company loan, the Company has the ability to foreclose on the mortgage collateral and subsequently complete any remaining rehabilitation or construction prior to selling and exiting the real estate owned. Any properties owned by the Company are reported as Real Estate Owned on the consolidated balance sheet. As of December 31, 2024 and 2023, there were no Real Estate Owned by the Fund.

Operating Risk

The Company may be influenced by the current macro-economic environment with rising interest rates and inflation, which may impact origination volume, margins and financing operations, the consequences of which cannot be readily determined but may impact the borrower’s ability to pay off a loan as the Company’s ability to meet future obligations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2025 this report, and there were no additional subsequent events to report.